82-34804

05011982

RECEIVED
2005 OCT 24 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

SOLBEC
PHARMACEUTICALS LTD

SOLBEC RELEASES REPORT ON CORAMSINE'S® MOUSE IMMUNOTHERAPY STUDIES

Summary

- Results confirm Solbec's preliminary results (ASX announcements 23 and 26 November 2004) - Mesothelioma tumour growth reduction in mice and resistance when re-challenged

Perth, Australia. 14 October 2005: Solbec Pharmaceuticals (ASX: SBP) is pleased to confirm key findings from the Final Study Report on the mouse immunotherapy experiments assessing the potential synergy of Coramsine® (SBP002) and immune-stimulating agents.

The final report confirms the preliminary results of the mouse studies, the subject of ASX releases 23 and 26 November 2004. Coramsine® in combination with CpG has been shown to induce a significant reduction in murine Mesothelioma growth rates ($p = 0.002$). A second experiment in mice confirmed that whilst murine CpG alone slowed tumour growth ($p<0.0001$), this effect was further enhanced by the addition of Coramsine® ($p<0.0001$). In addition, the CpG Coramsine® combination showed better survival rates than CpG alone.

In further experiments, six out of fifteen mice, in which the tumour had completely regressed when treated with Coramsine® and CpG, successfully resisted tumour regrowth when re-challenged with mesothelioma, indicating that immunity to the tumour had developed.

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Summary

- Preliminary findings confirmed Coramsine® in combination with CpG does provide an additive response resulting in a significant reduction in tumour growth rates ($p = 0.002$) in murine Mesothelioma.
- Six of the fifteen Mesothelioma mice treated with Coramsine® and CpG showed complete regression of the tumour; and when re-challenged with Mesothelioma, all six mice were immune to tumour re-growth.

Whilst these results validate the animal studies reported to the ASX on 23 and 26 November 2004; further work is required to fully understand and optimise any potential effect, and to gain a more thorough understanding of the mechanism of action of these combination therapies. The next step will be to gain further insight into the murine model and potentially develop this treatment modality into a human context.

10/25

P values explained:

Each statistical test has an associated null hypothesis, the p-value is the probability that your sample could have been drawn from the population(s) being tested given the assumption that the null hypothesis is true. A p-value of .002, for example, indicates that you would have only a 0.2% chance of drawing the sample being tested if the null hypothesis was actually true. A null hypothesis is typically a statement of no difference or effect. A p-value close to zero signals that your null hypothesis is false, i.e. a statistically significant effect is very likely to exist. Large p-values closer to 1 imply that there is no statistically significant effect for the sample size used.

Dr Graeme Howie		Media:	
Director		Justine Lamond	
Tel:	(08) 9446 7555	Tel:	(02) 9237 2800
Mob:	0419 444 981		
Email:	Graeme.Howie@solbec.com.au	Email:	jlamond@bcg.com.au